

Mail Stop 3628

December 7, 2015

Wei Shi
Manager and President
Toyota Auto Finance Receivables LLC
19851 South Western Avenue
Torrance, California 90501

> **Re: Toyota Auto Finance Receivables LLC**
> **Amendment No. 2 to Registration Statement on Form SF-3**
> **Filed November 20, 2015**
> **File No. 333-205778**

Dear Mr. Shi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

Asset Representations Review, page 75

1. We note your revisions in response to our oral comments issued October 1, 2015. While your revised language in the paragraph that begins at the bottom of page 77 clarifies that the sponsor and the depositor may receive a repurchase request directly from a noteholder, it is not clear from the immediately preceding paragraph that a noteholder may notify the sponsor and depositor whether such noteholder considers any non-compliance of a representation or warranty to be a breach of the applicable agreement, or make a repurchase request, other than through the indenture trustee. It is also not clear whether the indenture trustee has any obligation to forward a noteholder's notification or repurchase request under these circumstance without the holders of notes representing a majority of the principal amount of the notes of the controlling class then outstanding directing the indenture trustee to do so. Please revise.

2. We note your statement on page 76 that "[f]or book-entry Notes, Note Owners may act through their respective DTC Participants." However, it is not clear whether this statement applies only to the note owners' ability to request a noteholder vote on whether to commence an asset representations review, or if note owners may similarly act with respect to the vote itself, as well as with respect to repurchase requests. Please revise to clarify how note owners may take such actions.

Exhibits

General

3. Please confirm that all revisions made in the prospectus in response to our comments (prior and current) will be applied to the applicable transaction documents, as necessary. Please file your revised exhibits in an amendment prior to effectiveness.

Exhibit 4.2 – Form of Indenture

4. We note your disclosure on page 61 of the prospectus that the indenture trustee must be indemnified by the noteholder in order to take action at the request, order or direction of such noteholders, "other than requests, demands or directions relating to the dispute resolution procedures described below under "*Dispute Resolution*." Section 6.02(a)(iii) of the Indenture does not contain this carve out for requests, demands or directions relating to dispute resolution. Please revise.

Exhibit 4.3 – Form of Sale and Servicing Agreement

5. We note your disclosure on page 79 of the prospectus that the Sale and Servicing Agreement provides that the owner trustee, the indenture trustee or a noteholder (including a note owner through the relevant DTC participant) may utilize the dispute resolution shelf eligibility provision in connection with a repurchase request. Section 11.02 of the Sale and Servicing Agreement does not discuss how a note owner would be able to utilize the dispute resolution shelf eligibility provision. Please revise.

Exhibit 99.1 – Form of Depositor Certification

6. Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.1 as Exhibit 36.1 with your next amendment.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

Cc: Reed D. Auerbach, Esq.
         Morgan, Lewis & Bockius LLP